 Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results

For the Year Ended September 30, 2015

-	Operating income (loss) turned around from RMB(24.5) million in FY2014 to RMB1.3 million (US$0.2 million) in FY2015
-	Cash flows from operation turned around from RMB(85.6) million in FY2014 to RMB52.2 million (US$8.2 million) in FY2015

BEIJING--/PRNEWSWIRE/--January 15th , 2016--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the fiscal year ended September 30, 2015. These unaudited year end results reflect the Company’s consolidated financial statements during the period from October 1, 2014 to September 30, 2015. Origin prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FY2015 Highlights

Financial Highlights

-	Operating income for the fiscal year 2015 was RMB1.3 million (US$0.2 million), a significant turnaround from the operating loss of RMB24.5 million in fiscal year 2014.

-	Net cash provided by operating activities was RMB52.2 million (US$8.2 million) in FY2015, representing a significant turnaround from the negative cash flow from operating activities of RMB85.6 million and RMB146.1 million in FY2014 and FY2013, respectively.

Seed Biotech Advances

-	After several years of testing, our biotech corn seeds with stacked transgenic traits of Bt and glyphosate tolerance genes have shown promising results in both our northern testing site (for summer testing) and southern testing site (for winter testing and with heavy natural insect pressure). We believe that we are now ready to proceed to the production test in 2016.

-	Backcrossing of glyphosate tolerance traits into corn seed lines from major multinational seed companies has been completed successfully. We are now ready to proceed to the backcrossing activities of our stacked traits of Bt and glyphosate genes. We believe that we also are ready to enter commercial licenses with these multinational companies for our seed biotechnologies.

Corporate Strategies

-	As the Company has successfully developed several biotech traits that could be valuable in the global seed market, we have announced our strategies to operate the company under two business lines: Biotech & Product Development under State Harvest and Seed Production & Distribution under Beijing Origin. Under the new strategies, we plan to enter the U.S. market in 2016 and introduce our seed biotechnologies to the global seed market.

Operating Activities and Results

Corporate Strategies Origin started as a hybrid corn seed company in 1997 as the first private seed company in China. With the success in and strong cash flow from the hybrid corn seed business, Origin started its seed biotechnology research in early 2000’s and established Origin Life Science Center in 2005. The Company has since focused on the seed biotech product development and funded the biotech R&D with its free cash flow from the traditional hybrid seed business.

After more than 10 years of seed biotech development, the Company is now essentially becoming a biotech company focused on its GMO (Genetically Modified Organism) technologies and has developed biotech corn seed products that are waiting to be commercialized. At the same time, the Company has already built up state-of-the-art seed production bases and solid distribution channels in China and continues to generate cash flow from the hybrid seed business.

With the success in biotech product development, especially the successful field trials of the stacked traits of insect resistance Bt genes and glyphosate tolerance genes, the Company announced in June, 2015 its strategies going forward. Under the announced strategy, the Company plans to reorganize into two business units: Biotech & Product Development under State Harvest and Seed Production & Distribution under Beijing Origin.

Under the new corporate structure, the Company plans to enter the seeds and traits market in North America with its GMO product pipelines under State Harvest represented by its first generation phytase transgenic corn, second generation glyphosate tolerance corn seed, and its new technology of stacked traits of Bt and glyphosate tolerance genes. While waiting for the approval for commercial planting in China, State Harvest plans to introduce these agri-biotech products into the United States seed market. In addition, State Harvest has also built a solid capacity for breeding technologies, including marker-assisted breeding and doubled haploids technologies, which along with its germplasm resources, will allow State Harvest to become a global seed technology company.

Beijing Origin, the current operating entity in China, will focus on the seed production and distribution business in China.

Biotechnology Progress While we continue to advance our GMO product pipelines with phytase traits and glyphosate tolerance (GT) technologies, the most significant progress made in the last several years is in the new biotech pipelines of stack traits of insect resistance (Bacillus Thuringiensis, or Bt) and herbicide tolerance. 2015 marks the fourth year that our double stacked products of Bt and glyphosate tolerance genes were tested in the field against the technologies currently used in the global market. Additionally, we have started to introduce triple stacked and quadruple stacked traits of Bt and herbicide tolerance genes.

For the double stacked Bt and GT genes, our repeated field testing in both our northern testing site (for summer testing) and southern testing site (for winter testing and with heavy natural insect pressure) has shown very positive and stable insect resistance results. We believe the Bt gene (Cry1Ah) used in our double stacked traits could be highly valuable in the North American corn seed market, a major reason we plan to enter the U.S. corn seeds and traits market. We plan to start the production test for the double-stacked trait in the 2016 season.

Based on our successful development in biotech seed products, we have continued to take steps to secure our biotechnologies intellectual property protections. During 2015, we filed four additional patent applications relating to our double stacked traits of Bt and GT genes. We believe these patents will strengthen our position in the genetically modified seed technologies and will allow us to maintain our leading position in China and enter the global biotech traits market.

Operating Improvement Progress

On the operating improvement front, we were able to overcome the challenges in another difficult year in the seed industry in China by significantly reducing the operating costs and managing our inventory reduction efforts.

Following the corporate restructuring in fiscal year 2012 and operational improvements in fiscal years 2013 and 2014, we achieved further significant improvement in operating efficiency and cost reduction in fiscal year 2015. As of September 30, 2015, Origin has a total of 430 employees, compared with 856, 713, 678, and 531 employees as of September 30, 2011, 2012, 2013, and 2014, respectively. The G&A costs in fiscal year 2015 was RMB40.7 million (US$6.4 million), compared to RMB86.7 million, RMB77.6 million, RMB66.2 million, and RMB46.4 million in FY2011, FY2012, FY2013, and FY2014, respectively. The G&A expenses as the percentage of sales declined from 15.3% in FY2011 to 10.8% in FY2015. We believe our cost reduction efforts were important to the improvements in our financial performance during the challenging year.

	FY2011	FY2012	FY2013	FY2014	FY2015
Number of employees at the end of period	856	713	678	531	430
General & Administrative expenses, RMB in thousands	86,748	77,585	66,153	46,428	40,684
G&A expenses as the percentage of revenue, %	15.3	14.1	13.7	11.2	10.8

Our cash flow from operating activities had a significant recovery as we manage our inventory and sales efforts product by product. Net cash provided by operating activities was RMB52.2 million (US$8.2 million) for the fiscal year ended September 30, 2015 compared with net cash used of RMB85.6 million and RMB146.1 million for the fiscal year ended September 30, 2014 and 2013, respectively. We believe that the progress that the Company has made in the operating improvements will improve the Company’s revenue and cash flow from operating activities in the next years.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2015 were RMB376.3 million (US$59.2 million), a decrease of 9.3% from RMB414.9 million during the fiscal year ended September 30, 2014. Overall, the year-over-year decrease in revenues was mainly due to the lower volumes for the corn and rice seeds as the result of market oversupply and increasing competition.

Corn seed accounted for 88% of our overall sales. Total revenues from corn seeds were RMB331.3 million (US$52.1 million) in fiscal year 2015, compared with RMB357.4 million in fiscal year 2014. Revenues from the rice product line for the year ended September 30, 2015 decreased to RMB29.2 million (US$4.6 million) from RMB36.8 million in the fiscal year 2014. Sales of canola seeds decreased to RMB15.7 million (US$2.5 million) in fiscal year 2015 compared to RMB20.6 million in fiscal year 2014.

Operating expenses for the fiscal year ended September 30, 2015 were RMB110.9 million (US$ 17.4 million), representing a decrease of 19.8% from RMB138.2 million in the fiscal year 2014, which was mainly because of our expense control efforts. Selling and marketing expenses for the fiscal year ended September 30, 2015 were RMB40.0 million (US$6.3 million), a significant decrease of 32.2% year-over-year due mainly to the decline in advertisement and transportation.

Operating income for the fiscal year ended September 30, 2015 was RMB1.3 million (US$0.2 million), representing a significant turnaround from the operating loss of RMB24.5 million for the fiscal year ended September 30, 2014. The improvement in operating results was mainly due to our expense control efforts.

Net loss attributable to Origin for the fiscal year ended September 30, 2015 was RMB13.8 million (US$2.2 million) compared to the net loss of RMB9.5 million for the fiscal year ended September 30, 2014. Net loss attributable to Origin in fiscal year 2014 included a reversal of tax liabilities amounted to RMB39 million.

Net loss per share was RMB (0.6) or US$(0.1) for the fiscal year 2015, compared with net loss per share of RMB (0.4) in fiscal year 2014.

As of September 30, 2014 and 2015, we had approximately RMB46.3 million and RMB66.0 million (US$10.4 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2014 and 2015 were RMB289.8 million and RMB285.0 million (US$44.8 million), respectively. During fiscal year 2015, net cash provided by operating activities was RMB52.2 million (US$8.2 million) compared with net cash used of RMB85.6 million for the fiscal year ended September 30, 2014. Net cash used in investing activities was RMB20.4 million (US$3.2 million) for the fiscal year ended September 30, 2015 compared with RMB0.6 million for the fiscal year ended September 30, 2014. Net cash used in financing activities was RMB9.5 million (US$1.5 million) for the fiscal year ended September 30,2015 compared with cash provided by RMB0.4 million for the fiscal year ended September 30, 2014. The borrowing was mainly related to support the operations of Beijing Origin and Linze Origin, which had RMB240.0 million (US$37.7 million) bank loan for settlement of seed purchases, and RMB45.0 million (US$7.1 million) used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Research and Development Activities

Origin was built on its R&D platform and we believe a commitment to R&D is essential to the growth of the Company, particularly as we orientate our operations to biotechnology. During fiscal year 2015, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed a number of variety production tests. These varieties with phytase traits have been submitted to the Chinese government (the Ministry of Agriculture) to obtain variety safety certificates. We are waiting for the final approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 4 – Production Test and has been submitted for the Phase 5 – Safety Certificate. More than 2,000 events of the stacked traits (inserting two different types of glyphosate tolerance genes in a seed via biotechnology) are being screened in a greenhouse environment of Phase 1-Laboratory Research.

Glyphosate(G2) + Bacillus Thuringiensis (Bt): Three events of the Company’s double stacked traits of insect resistance and glyphosate tolerance genes have completed the Environment Release Test (Phase 3) and are waiting for approval to start the Production Test (Phase 4). More than 4,500 events of the stacked traits (inserting both of insect resistance and glyphosate tolerance genes in a seed via biotechnology) are being screened in Phase 2 – Pilot test. Around 10 events passed the stringent screening process. Several years of field testing results for the double stacked traits showed a consistently positive performance, both at the Beijing testing site and Hainan testing site with heavy natural insect pressure.

Triple and Quadruple Stacked Traits: Stacked triple and quadruple traits of insect resistance and glyphosate tolerance genes with different resistance mechanisms have been under intermediate testing. These traits are expected to increase glyphosate tolerance and expand the insecticidal spectrum. More than 3,000 events of the stacked traits are being screened in a greenhouse environment of Phase 1-Laboratory Research.

Backcrossing Programs: Multiyear programs of backcrossing of our biotech products, including phytase, glyphosate tolerance, and stacked traits of Bt and G2 genes, into corn varieties from our own product lines as well as several product lines of multinational companies are progressing well. Successful backcrossing products into our own varieties are and will be submitted for government approvals in due course.

Hybrid Corn Seed Development Program:

The most significant development in the hybrid corn seed approval process in China is the introduction of the Corn Seed Green Pass Test System. Origin is now one of a few major seed companies in China able to use the national level Corn Seed Green Pass Test System. Under this system, Origin can introduce to the market our new hybrid varieties with the field tests conducted by us at our own test sites following a protocol developed by the government. This is an important step to accelerate new product introduction to the market.

Previously in China, new hybrid seed varieties needed to go through an official approval process prior to sales. This approval process typically involves three to four years of registered trials and normally proceeds according to the following sequential steps:

Pre-Registration àRegistration Trial 1 à Registration Trial 2 à Field Demo àApproval

Each step leading up to approval takes approximately one year unless it needs to be repeated. In some localities the Registered Trial 2 and Field Demo steps are treated as one and the same step.

In the standard official approval process, the government test sites are limited by the size of test fields. So seed companies are limited in the amount of varieties submitted for testing. Under the new Corn Seed Green Pass Test System, Origin can conduct testing of much larger pools of varieties even in the early stage, which allows us to better screen the varieties from our breeding programs and introduce the best varieties earlier.

During fiscal year 2015, the first year under the new Green Pass Test System, we had more than 47 tests going through different stages of the testing stages. As the results of multiyear testing, we received registration approval for 7 of our new varieties. During the fiscal years 2013 to 2015, we received a total of 22 approvals for our corn seed hybrid products. This is a significant improvement from the previous three years, during which we only received a total of 5 approvals.

Hybrid Corn Seed Registration and Approval

Year	Pre-Registration Trial	Registration Trial 1	Registration Trial 2	Field Demo	Registration Trial 2 + Field Demo	Approved

2011	72	16	5	5	4	0
2012	33	18	5	5	3	3
2013	44	12	3	6	2	7
2014	18	6	3	5	3	8
2015	13	27	4	3	N/A	7

Board Member Change

The Company announced previously that Mr. Geoffery Merszei would be appointed to the Board of Directors of Origin Agritech, replacing Dr. Yingqi Xia who retired from the Board. However, after further discussions, it was mutually agreed that Mr. Merszei will not join the Board of Directors. The Company will continue to search for a new director to replace Dr. Xia.

Outlook

Looking forward, we believe the market condition should recover modestly in fiscal year 2016 as the industry corn seed inventory is expected to decline. With our new product introductions, increasing sales efforts, and operational improvements, we expect both revenues and operating income to improve in fiscal year 2016. More importantly, we believe that our cash flow from operating activities will continue to show significant improvement as we manage our inventory and sales efforts product by product.

Conference Call Information

The Company will host a teleconference on January 15th, 2016, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the results. To participate in the call, please dial the following numbers approximately 5 minutes prior to the scheduled start time.

US Toll Free:	1-888-346-8982
International Toll:	1-412-902-4272
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945

A replay of the call will be available shortly after the conference call through January 22nd, 2016. The dial-in numbers for the replay are:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Replay Access Code:	10078950

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	46,268	66,025	10,379
Restricted cash	15,670	-	-
Accounts receivable, less allowance for doubtful amounts of RMB5,881and RMB4,845 as of September 30, 2014 and 2015, respectively	1,021	2,051	322
Due from related parties	2,698	-	-
Advances to suppliers	17,751	10,484	1,648
Advances to growers	20,759	20,796	3,269
Inventories	516,368	439,562	69,099
Income tax recoverable	48	48	8
Other current assets	4,368	4,793	753
Total current assets	624,951	543,759	85,478
Restricted cash	-	20,280	3,188
Land use rights, net	31,799	31,722	4,987
Plant and equipment, net	338,526	324,905	51,075
Long-term investments	18,721	18,721	2,943
Goodwill	11,973	11,973	1,882
Acquired intangible assets, net	34,891	31,390	4,935
Other assets	4,009	3,079	484
Total assets
	1,064,870	985,829	154,972
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	225,000	220,000	34,584
Current portion of long-term borrowings	33,805	24,000	3,773
Accounts payable	4,525	4,389	690
Due to growers	17,943	17,337	2,725
Due to related parties	11,711	42,284	6,647
Advances from customers	324,645	264,547	41,587
Deferred revenues	19,029	11,248	1,768
Income tax payable	-	37	6
Other payables and accrued expenses	67,953	50,298	7,907
Total current liabilities	704,611	634,140	99,687
Long-term borrowings	31,023	40,972	6,441
Other long-term liability	19,649	19,939	3,134
Total liabilities
	755,283	695,051	109,262
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
24,016,163 and 24,091,163 shares issued as of September 30,
2014 and 2015; 22,738,541 and 22,813,541 shares outstanding
as of September 30, 2014 and 2015, respectively)	-	-	-
Additional paid-in capital	400,888	402,500	63,273
Accumulated deficit	(103,000)	(116,808)	(18,362)
Treasury stock at cost (1,277,622 and 1,277,622 shares as of September 30, 2014 and 2015, respectively)	(37,445)	(37,445)	(5,886)
Accumulated other comprehensive loss	(4,446)	(7,053)	(1,110)
Total Origin Agritech Limited shareholders’ equity	255,997	241,194	37,915

Non-controlling interests	53,590	49,584	7,795
Total equity	309,587	290,778	45,710

Total liabilities and equity	1,064,870	985,829	154,972

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues	481,694	414,891	376,250	59,147
Cost of revenues	(315,082)	(301,148)	(264,039)	(41,507)
Gross profit	166,612	113,743	112,211	17,640
Operating expenses
Selling and marketing	(55,375)	(58,972)	(39,987)	(6,286)
General and administrative	(66,153)	(46,428)	(40,684)	(6,396)
Research and development	(42,162)	(40,377)	(48,741)	(7,662)
Other income, net	15,241	7,555	18,541	2,915
Total operating expenses, net	(148,449)	(138,222)	(110,871)	(17,429)

Income (loss) from operations	18,163	(24,479)	1,340	211

Interest expense	(11,326)	(19,743)	(18,634)	(2,929)
Share of net income (loss) of equity investments	5,161	(776)	-	-
Loss on disposal of an equity method investment	-	(1,498)	-	-
Loss on disposal of a subsidiary	-	(2,623)	-	-
Interest income	1,776	596	775	122
Income (loss) before income taxes	13,774	(48,523)	(16,519)	(2,596)

Income tax (expense)benefits
Current	(2,707)	(677)	(1,295)	(204)
Deferred	(1,755)	-	-
Reversal of contingent tax liability	-	39,060	-
Income tax (expense) benefits	(4,462)	38,383	(1,295)	(204)

Net income (loss)	9,312	(10,140)	(17,814)	(2,800)
Less: Net income (loss) attributable to non-controlling interests	1,818	(613)	(4,006)	(630)

Net income (loss) attributable to Origin Agritech Limited	7,494	(9,527)	(13,808)	(2,170)
Other comprehensive income (loss)
Net income (loss)	9,312	(10,140)	(17,814)	(2,800)
Foreign currency translation difference	1,890	(56)	(2,607)	(410)
Comprehensive income (loss)	11,202	(10,196)	(20,421)	(3,210)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,818	(613)	(4,006)	(630)
Comprehensive income (loss) attributable to Origin Agritech Limited	9,384	(9,583)	(16,415)	(2,580)

Net income (loss) attributable to Origin Agritech Limited per share - basic	0.32	(0.42)	(0.61)	(0.10)

Net income (loss) attributable to Origin Agritech Limited per share - diluted	0.32	(0.42)	(0.61)	(0.10)

Shares used in calculating basic net income (loss) per share	23,259,127	22,743,853	22,794,791	22,794,791

Shares used in calculating diluted net income (loss) per share	23,278,443	22,743,853	22,794,791	22,794,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	7,494	(9,527)	(13,808)	(2,171)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation and amortization	28,164	28,524	30,547	4,802
Loss (gain) on disposal of plant and equipment	(4,505)	943	152	24
Loss on disposal of a subsidiary	-	2,623	-	-
Loss on disposal of an equity method investment	-	1,498	-	-
Allowance for doubtful account	5,358	15	-	-
Provision for inventories	38,561	21,984	10,965	1,724
Deferred income tax assets	1,755	-	-	-
Non-controlling interests	1,818	(613)	(4,006)	(630)
Share-based compensation expense	1,893	1,324	1,612	253
Share of net (income)loss of equity method investments	(5,161)	776	-	-
Changes in operating assets and liabilities:
Accounts receivable, net	(242)	914	(1,030)	(162)
Due from related parties	(1,318)	702	2,698	424
Advances to growers	29,721	37,714	(37)	(6)
Advances to suppliers	(27)	(7,983)	7,267	1,142
Inventories	(226,828)	(67,541)	65,841	10,350
Income tax recoverable	996	1,114	-	-
Other current assets	9,574	1,824	(425)	(67)
Other assets	3,135	7,247	930	146
Accounts payable	(441)	(65)	(136)	(21)
Due to growers	33,571	(19,933)	(606)	(95)
Due to related parties	(1,239)	10,181	30,573	4,806
Advances from customers	(63,473)	(46,926)	(60,098)	(9,447)
Income tax payable	-	(39,060)	37	6
Deferred revenues	(1,174)	(3,040)	(7,781)	(1,223)
Other long-term liabilities	(780)	(1,380)	290	46
Other payables and accrued expenses	(2,961)	(6,954)	(10,796)	(1,697)

Net cash provided by (used in) operating activities	(146,109)	(85,639)	52,189	8,204

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(In thousands)

	Year ended September 30,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$

Investing activities:
Proceeds from disposal of equity investment	-	900	-	-
Dividends received	2,700	3,000	-	-
Proceeds from disposal of a subsidiary, net of cash disposed	-	11,980	-	-
Purchase of plant and equipment	(63,282)	(10,502)	(14,747)	(2,318)
Proceeds from disposal of plant and equipment	7,875	6,174	172	27
Deposits for purchase of acquired technology and land use rights	(5,781)	-	-	-
Deposits for purchase of plant and equipment	(5,470)	-	-	-
Purchase of land use rights	(1,829)	(673)	(900)	(141)
Purchase of intangible assets	(2,492)	(11,440)	(4,884)	(768)
Net cash used in investing activities	(68,279)	(561)	(20,359)	(3,200)

Financing activities:
Restricted cash	(14,350)	(1,320)	(4,610)	(725)
Proceeds from short-term borrowings	274,000	305,000	235,000	36,942
Repayment of short-term borrowings	(99,000)	(285,000)	(240,000)	(37,728)
Proceeds from long-term borrowings	37,319	-	33,949	5,337
Repayment of long-term borrowings	-	(16,500)	(33,805)	(5,314)
Repurchase of common stock	(6,282)	(1,786)	-	-
Net cash provided by (used in) financing activities	191,687	394	(9,466)	(1,488)

Net increase (decrease) in cash and cash equivalents	(22,701)	(85,806)	22,364	3,516
Cash and cash equivalents, beginning of year	152,789	131,978	46,268	7,273
Effect of exchange rate changes on cash and cash equivalents	1,890	96	(2,607)	(410)
Cash and cash equivalents, end of year	131,978	46,268	66,025	10,379

Supplemental disclosures of cash flow information:
Refund of income taxes	-	586	-	-

Income taxes paid	1,711	148	1,295	204

Interest paid, net of interest capitalized	11,326	19,743	18,649	2,932

Supplemental disclosure of non-cash investing activities:
Proceeds from disposal of equity investment	-	900	-	-

CONTACT:

Origin Agritech Limited

James Chen,

Chief Financial Officer

james.chen@originseed.com.cn

Investor Relations

ir@originseed.com.cn

+86 10 5890-7536